United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission File Number 001-14982

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Huttig Building Products, Inc. Savings and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Huttig Building Products, Inc.

555 Maryville University Drive, Suite 400

St. Louis, MO 63141

*	Other supplemental schedules required by Section 2520-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under Employee Income Security Act of 1974 have been omitted because they are not applicable.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

EIN #43-0334550 Plan No. 006

Report of Independent Registered Public Accounting Firm

and Financial Statements

Years ended December 31, 2015 and 2014

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee of Huttig

    Building Products and Plan Management

Huttig Building Products, Inc. Savings and Profit Sharing Plan

St. Louis, Missouri

We have audited the accompanying statements of net assets available for benefits of Huttig Building Products, Inc. Savings and Profit Sharing Plan as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Huttig Building Products, Inc. Savings and Profit Sharing Plan as of December 31, 2015 and 2014, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of Huttig Building Products, Inc. Savings and Profit Sharing Plan financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BKD, LLP

St. Louis, Missouri

June 13, 2016

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
Investments:
Investments, at fair value (see note 3)	$55,952,248	$56,937,067

Total investments	55,952,248	56,937,067

Receivables:
Notes receivable — participants	701,128	754,983

Total receivables	701,128	754,983

Net assets available for benefits	$56,653,376	$57,692,050

See accompanying notes to financial statements.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2015 and 2014

	2015	2014
Contributions and other additions:
Participant contributions	$2,107,093	$1,915,466
Participant rollover contributions	238,111	96,586

Total contributions and other additions	2,345,204	2,012,052

Interest income on notes receivable — participants	29,990	29,341

Investment income:
Interest, dividends and capital gains	2,791,760	2,560,643
Net depreciation in fair value of investments	(1,576,165)	(726,090)

Total investment income	1,215,595	1,834,553

Total additions	3,590,789	3,875,946

Benefits paid to participants	4,629,463	5,403,468

Total deductions	4,629,463	5,403,468

Net decrease	(1,038,674)	(1,527,522)
Net assets available for benefits, beginning of year	57,692,050	59,219,572

Net assets available for benefits, end of year	$56,653,376	$57,692,050

See accompanying notes to financial statements.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(1)	Description of the Plan

The following description of the Huttig Building Products, Inc. Savings and Profit Sharing Plan (the “Plan”) is provided for financial statement purposes only. Participants should refer to the Plan document for more complete information.

(a)	General

The Plan is a defined contribution plan established by Huttig Building Products, Inc. (“Huttig” or the “Company”) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred salary arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan was established December 16, 1999 to offer the employees of the Company a means of saving funds, on a pre-tax basis or after-tax basis, for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Participation is voluntary.

Full-time employees are eligible to participate in the Plan upon completing 30 days of regular service. The Plan covers all employees of the Company or any other corporation affiliated with the Company, which has adopted the Plan, who have completed 30 days of service, as defined by the Plan, and are not leased employees. Each employee may become a participant of the Plan on the first day of any calendar month coinciding with, or following, the fulfillment of the eligibility requirements.

The Plan is administered by executives of the Company. Prudential Trust Company serves as the Plan Trustee (the “Trustee”) and The Prudential Investment Company of America serves as Plan Recordkeeper and Custodian.

(b)	Contributions

Plan participants may contribute a percentage of their annual compensation, up to the maximum allowable under Section 402(g) of the IRC. Contributions may be made prior to Federal and certain other income taxes pursuant to Section 401(k) of the IRC or on an after-tax basis. Plan participants must elect out of the minimum annual contribution. The minimum annual contribution changed from 3% to 4% effective May 1, 2015. Participants attaining the age of 50 before the end of year are eligible to make catch-up contributions of an extra $6,000. The Plan allows participants to make Roth contributions to the Plan.

Company matching contributions are discretionary as determined by the Board of Directors. The Company did not make any matching contributions in 2015 or 2014.

The Company may also make a profit-sharing contribution on a discretionary basis on behalf of all eligible participants employed on the last day of the Plan year, as defined by the Plan, whether or not they make an elective matching contribution for the Plan year. Profit-sharing contributions are based on the Company’s profitability and are allocated based on a participant’s yearly eligible compensation as a percentage of total eligible compensation for that particular year. These contributions are also subject to certain limitations. There were no discretionary profit sharing contributions remitted to the Plan in 2015 or 2014.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(c) Investments

Participants may elect to place their deferred or non-deferred contributions into the following investments: Huttig Common Stock, Prudential Jennison Growth Fund Z, Prudential QMA Stock Index Fund, Prudential Guaranteed Income Fund, American Funds EuroPacific Growth Fund A, T Rowe Price Mid Cap Growth R, Federated Clover Small Value A, Metropolitan West Total Return Bond M, Lord Abbett Developing Growth A, Virtus Emerging Market Opportunities A, JPMorgan Diversified Sel, JPMorgan Mid Cap Value Inst, American Balanced Fund, BlackRock Equity Dividend Inst and Templeton Global Bond Fund. As a result of the spin-off of the Company by Crane Co. in 1999, all assets resulting from such transfer held within the Crane Common Stock are held as a separate investment fund; however, participants are not permitted to direct any contributions to the Crane Common Stock after the effective date of the Plan.

(d)    Vesting and Forfeitures

Participants are always 100% vested in the value of their contributions and the earnings thereon. Vesting of Company contributions and the earnings thereon is determined based on participant’s years of vesting service. A participant is vested 20% after each year of service and becomes fully vested after five years of service or if employment terminates by reason of death, permanent disability, or retirement at age 65. A terminated participant forfeits non-vested Company contributions on the one year anniversary of the participant’s termination.

Any amounts forfeited are first used for payment of employer matching contributions and then to pay Plan expenses. The amounts forfeited were $3,831 and $2,994 in 2015 and 2014, respectively.

(e)    Payments of Benefits

Amounts in a participant’s account and the vested portion of a participant’s employer contributions are distributed upon retirement, death, disability, or other termination of employment. Distributions from the Huttig Common Stock are made in cash.

(f)    Notes Receivable  —  Participants

Participants may borrow funds from their accounts up to 50% of the total vested balance but not more than $50,000, less the participant’s highest outstanding loan balance for the previous 12-month period. The minimum loan amount is $1,000. Loans are repayable through payroll deductions over 1-10 years. At December 31, 2015, the interest rates on participants’ loans ranged from 4.25% – 9.25%. The loans are secured by the balance in the participant’s account and bear interest at the initial lending rate for the life of the loan. Loans taken out in 2015 had an initial lending rate of prime of 3.25% plus 1%, or 4.25%. Effective December 17, 2015, prime rate was increased to 3.50%. Participant loans are measured at the unpaid principal balance plus any accrued unpaid interest. The outstanding balance of loans to participants was $701,128 and $754,983 as of December 31, 2015 and 2014, respectively. Interest income on the loan fund is included as interest income in the participant’s fund accounts based on their elected loan allocation.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(g)    Plan Participant Accounts

Individual accounts are maintained for each Plan participant to reflect the Plan participant’s share of the Plan’s income, the Company’s contribution, and the Plan participant’s contribution.

(2)	Summary of Significant Accounting Policies

(a)    Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 962, Plan Accounting – Defined Contribution Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts. The contract is an insurance company issued general account backed group annuity contract. There are no specific securities in the general account that back the investments in this account. All transactions are at contract value, including discontinuance of the contract. Therefore, fair value is equal to contract value for this investment and no adjustment to fair value is required.

(b)    Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(c)    Administrative Expenses

The assets of the Plan shall be used to pay benefits as provided in the Plan and, to the extent not paid directly by the Company, to pay the reasonable expenses of administering the Plan. Administrative expenses were $111,602 and $86,281 for the years ended December 31, 2015 and 2014, respectively, recorded in “net depreciation in fair value of investments” of changes in net assets available for benefits.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(d)    Valuation of Investments and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(e)    Payment of Benefits

Benefit payments to participants are recorded upon distribution.

(f)    Transfers Between Fair Value Hierarchy Levels

Transfers in and out of Level 1 (quoted market prices), Level 2 (other significant observable inputs) and Level 3 (significant unobservable inputs) are recognized on the period beginning date

(g)    New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value Per Share (or its Equivalent), (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification Topic 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Early application is permitted. Management has elected to not adopt ASU 2015-07 early.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I of the ASU eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II of the ASU eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. The ASU is effective for fiscal years beginning

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2015 and 2014

after December 15, 2015. Parts I and II are to be applied retrospectively. Plans can early adopt any of the ASU’s three parts without early adopting the other parts. Management has elected to not adopt Parts I and II of the ASU early. Part III is not applicable to the Plan.

(3)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits:

	2015		2014
Prudential Guaranteed Income Fund	$9,903,562		$10,342,415
Prudential Jennison Growth Fund Z	7,289,209		7,103,393
Huttig Company Stock	6,442,638		5,789,135
BlackRock Equity Dividend Inst	6,196,912		6,461,964
American Funds EuroPacific Growth Fund A	4,726,980		5,214,363
Prudential QMA Stock Index Fund	3,115,130			*
JPMorgan Mid Cap Value Inst		*	2,969,664
American Balanced Fund		*	2,956,485

* Investment is less than 5% of net assets available for benefits

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2015 and 2014

The Plan’s investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2015	2014
Appreciation/(depreciation) in fair value:
JPMorgan Diversified Sel	$(86,587)	$(7,978)
JPMorgan Mid Cap Value Inst	(240,186)	167,073
Prudential Jennison Growth Fund Z	317,740	310,771
Crane Common Stock	(302,879)	(271,710)
Huttig Common Stock	764,735	(864,399)
Prudential QMA Stock Index Fund	(61,005)	130,579
American Funds EuroPacific Growth Fund A	(159,412)	(212,379)
BlackRock Equity Dividend Inst	(993,392)	167,550
Federated Clover Small Value A	(121,632)	(57,655)
T Rowe Price Mid Cap Growth R	(73,527)	94,868
Lord Abbett Developing Growth A	(281,267)	(257,982)
Metropolitan West Total Return Bond M	(57,815)	16,222
Templeton Global Bond Fund	(66,278)	(47,426)
American Balanced Fund	(103,921)	32,135
Virtus Emerging Market Opportunities A	(110,739)	32,868
PIMCO Total Return A	—	41,373

	$(1,576,165)	$(726,090)

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2015 and 2014

Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority; Level 2 inputs consist of quoted market prices in active markets for similar type assets; and Level 3 consist of unobservable inputs that have the lowest priority. The Plan uses appropriate techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. There have been no changes in methodologies used in December 31, 2015 or 2014. The Plan had no assets measured at fair value on a nonrecurring basis.

Level 1 Fair Value Measurements

The fair value of mutual funds is based on quoted net asset values of the shares held by the Plan at year-end. The fair value of common stock is based on quoted market prices.

Level 2 Fair Value Measurements

Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Plan has no Level 2 investments.

Level 3 Fair Value Measurements

The fair value is based upon significant unobservable inputs, including the reporting entity’s own assumptions in determining the fair value of investments. The Plan’s investment in the Guaranteed Income Fund (the “GIF”) is a fully benefit-responsive investment fund. The GIF is valued based on the participant contributions made in the fund, plus earnings at guaranteed crediting rates, less withdrawals and fees.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2015 and 2014

Recurring Measurements

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2015 and 2014:

		Fair Value Measurements Using:
		Quoted Prices	Other
		in Active	Significant	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
December 31, 2015	Fair Value	(Level 1)	(Level 2)	(Level 3)
Mutual funds
Balanced	$4,438,861	$4,438,861	$—	$—
Bond	3,147,641	3,147,641	—	—
International	5,875,477	5,875,477	—	—
Large Cap Growth	7,289,209	7,289,209	—	—
Large Cap Balanced	3,115,130	3,115,130	—	—
Large Cap Value	6,196,912	6,196,912	—	—
Mid Cap Growth	2,566,194	2,566,194	—	—
Mid Cap Value	2,744,788	2,744,788	—	—
Small Cap Value	1,377,211	1,377,211	—	—
Small Cap Growth	1,585,549	1,585,549	—	—
Huttig Common Stock	6,442,638	6,442,638	—	—
Crane Common Stock	1,269,076	1,269,076	—	—
Guaranteed Income Fund	9,903,562	—	—	9,903,562

	$55,952,248	$46,048,686	$—	$9,903,562

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2015 and 2014

		Fair Value Measurements Using:
		Quoted Prices	Other
		in Active	Significant	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
December 31, 2014	Fair Value	(Level 1)	(Level 2)	(Level 3)
Mutual funds
Balanced	$4,567,002	$4,567,002	$—	$—
Bond	3,002,755	3,002,755	—	—
International	6,384,801	6,384,801	—	—
Large Cap Growth	7,103,393	7,103,393	—	—
Large Cap Balanced	2,699,761	2,699,761	—	—
Large Cap Value	6,461,964	6,461,964	—	—
Mid Cap Growth	2,522,353	2,522,353	—	—
Mid Cap Value	2,969,664	2,969,664	—	—
Small Cap Value	1,497,332	1,497,332	—	—
Small Cap Growth	1,693,114	1,693,114	—	—
Huttig Common Stock	5,789,135	5,789,135	—	—
Crane Common Stock	1,903,378	1,903,378	—	—
Guaranteed Income Fund	10,342,415	—	—	10,342,415

	$56,937,067	$46,594,652	$—	$10,342,415

Fair value determinations for Level 3 measurements of securities are the responsibility of the Plan Administrator. The Plan Administrator contracts with the trustee to generate fair value estimates on a monthly or quarterly basis. The Plan Administrator challenges the reasonableness of the assumptions used and reviews the methodology to ensure the estimated fair value complies with accounting standards generally accepted in the United States.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2015 and 2014

Unobservable (Level 3) Inputs

The following table presents quantitative information about unobservable inputs used in recurring Level 3 fair value measurements.

	Fair Value 12/31/2015	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Prudential Guaranteed Income Fund	$9,903,562	Contract Value	Contractual interest rate	1.7%

	Fair Value 12/31/2014	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Prudential Guaranteed Income Fund	$10,342,415	Contract Value	Contractual interest rate	1.8%

Sensitivity of Significant Unobservable Inputs

The following is a discussion of the sensitivity of significant unobservable inputs, the interrelationships between those inputs and other unobservable inputs used in recurring fair value measurement and of how those inputs might magnify or mitigate the effect of changes in the unobservable inputs on the fair value measurement.

Investment Contract with Insurance Company

The significant unobservable input used in the fair value measurement of the Plan’s investment contract with an insurance company is the interest rate of the investment contract. Changes in the contractual interest rate would result in a significant change in fair value to the extent the change deviates from changes in market interest rates. Generally, an increase (decrease) in the difference between the contractual interest rate and the market interest rate is accompanied by a directionally opposed change in the fair value.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2015 and 2014

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets for the years ended 2015 and 2014.

	2015	2014
	Guaranteed	Guaranteed
	Income Fund	Income Fund
Balance at January 1	$10,342,415	$11,442,144
Interest Income	214,554	239,855
Purchases	1,793,965	1,577,297
Sales	(2,447,372)	(2,916,881)

Balance at December 31	$9,903,562	$10,342,415

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(4)	Contract with Insurance Company

In 2015 and 2014, the Plan invested in the Prudential Guaranteed Income Fund (GIF) offered by the Prudential Retirement Insurance and Annuity Company (“PRIAC”), an affiliate of the Trustee. Guarantees are based on the claims paying ability of PRIAC and not the value of the securities within the insurer’s general account. The credit rating of the issuer at December 31, 2015 was A1 as reported by Moody’s Investors Service. Deposits made to the GIF are deposited in PRIAC’s general account. Payment obligations under the GIF represent an insurance claim supported by all the general assets. The GIF does not operate like a mutual fund, variable annuity product, or conventional fixed rate individual annuity product. Expenses related to the GIF are calculated by PRIAC and incorporated in the GIF crediting rate. Past interest rates are not indicative of future interest rates.

GIF Operation

Under the group annuity contract that supports this product, participants may ordinarily direct permitted withdrawals or transfers of all or a portion of their account balance at Contract Value within reasonable time frames. Contract Value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The contract is effected directly between the Plan and the issuer. The repayment of principal and interest credited to participants is a financial obligation of the issuer. There are no reserves against Contract Value for credit risk of the contract issuer or otherwise. Given these provisions, the Plan considers this contact to be benefit responsive.

Contract/Fair Value

The concept of a value other than Contract Value does not apply to this insurance company issued account backed evergreen (no maturity date) group annuity spread product even upon discontinuance of the contract in which case Contract Value would be paid no later than 90 days from the date the sponsor provides notice to discontinue. The contract’s operation is different than many other evergreen group annuity products in the market by virtue of the fact that a market value (fair value) adjustment does not apply upon a discontinuance. This annuity contract, and therefore the liability of the insurer, is not backed by specific securities of its general account, and therefore the market value of the securities in the insurer’s general account does not represent the fair value. The Plan owns a promise to receive interest at crediting rates which are announced in advance and guaranteed for a specific period of time as outlined in the group annuity contract. This product is not a traditional Guaranteed Investment Contract (the “GIC”), and therefore there are no known cash flows that could be discounted. As a result, the value amount shown materially approximates the Contract Value. As of December 31, 2015 and 2014, the Plan held $9,903,562 and $10,342,415, respectively.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2015 and 2014

Interest Crediting Rates

Interest is credited on contract balances using a single portfolio rate approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions. The average interest earned by the Plan was 1.7% and 1.8% for the years ended December 31, 2015 and December 31, 2014, respectively. No adjustment is required to mediate between the average earnings credited to the Plan and the average earnings credited to the participants. The same crediting interest rate is applied to the entire contract value and is reviewed on a semi-annual basis for resetting. The factors considered in establishing the crediting interest rate include current economic and market conditions, the general interest rate environment and both actual and expected experience of a reference portfolio within the general account. The guaranteed minimum interest rate is 1.50%.

Events

Only an event causing liquidity constraints at PRIAC could limit the ability of the Plan to transact at Contract Value paid within 90 days or in rare circumstances, Contract Value over time. There are not any events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than Contact Value paid either within 90 days or over time.

(5)	Tax Status

The Plan Administrator has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

The Plan operates under a non-standardized adoption agreement in connection with a prototype retirement plan and trust/custodial document sponsored by The Prudential Investment Company of America. This prototype plan document has been filed with the appropriate agency. The Plan has not obtained or requested a determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

(6)	Distribution of Assets Upon Termination of the Plan

Huttig reserves the right to terminate the Plan, in whole or in part, at any time. In the event of termination, all amounts credited to the participant accounts will become 100% vested. If the Plan is terminated at any time or contributions are completely discontinued and Huttig determines that the trust shall be terminated, all accounts shall be revalued as if the termination date were a valuation date and such accounts shall be distributed to participants. If

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2015 and 2014

the Plan is terminated or contributions completely discontinued, but Huttig determines that the trust shall be continued pursuant to the terms of the trust agreement, participants or the Company shall make no further contributions, but the trust shall be administered as though the Plan were otherwise in effect. There are no intentions to terminate the Plan at this time.

(7)	Related Party Transactions

Certain Plan investments are shares of mutual funds and the guaranteed income fund that are managed by Prudential Trust Company. Prudential Trust Company is the Trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

Additionally, Plan investments include shares of Huttig Building Products, Inc. common stock. Huttig Building Products, Inc. is the Plan Sponsor, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These party-in-interest transactions are allowable under ERISA regulations. The Plan has investments in Huttig Common Stock as of December 31, 2015 and 2014 of $6,442,638 and $5,789,135, respectively. In 2015 and 2014, the Company did not make matching contributions for the purchase of Huttig Common Stock. The participant can reallocate the vested portions of the Huttig Common Stock at any time. In addition, after three years of service, a participant can reallocate matching contributions invested in Huttig Common Stock regardless of whether the participant is vested in such matching contributions.

As of December 31, 2015 and 2014, the Plan held approximately 1,695,431 and 1,728,100 shares, respectively, of Company Common Stock. Total outstanding Huttig Company Stock as of December 31, 2015, was approximately 25 million shares.

During the years ended December 31, 2015 and 2014, the Plan had the following transactions involving Huttig Common Stock:

	2015	2014
Shares purchased	62,634	58,364
Shares sold	95,303	128,861
Cost of shares purchased	$197,795	$231,441
Cost of shares sold	$265,325	$395,500
Net proceeds from shares sold	$308,998	$520,494

(8)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Schedule 1

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Schedule H, Line 4i  —  Schedule of Assets Held (at end of year)

EIN #43-0334550 Plan No. 006

December 31, 2015

(a) (b) Identity of Issuer	(c) Description	(d) Cost	(e) Current Value
Prudential Guaranteed Income Fund*	Unallocated Investment Contract	**	$9,903,562
Prudential Jennison Growth Fund Z*	Mutual Fund	**	7,289,209
Huttig Common Stock*	Company Stock	**	6,442,638
BlackRock Equity Dividend Inst	Mutual Fund	**	6,196,912
American Funds EuroPacific Growth Fund A	Mutual Fund	**	4,726,980
Prudential QMA Stock Index Fund	Mutual Fund	**	3,115,130
American Balanced Fund	Mutual Fund	**	2,774,148
JPMorgan Mid Cap Value Inst	Mutual Fund	**	2,744,788
T Rowe Price Mid Cap Growth R	Mutual Fund	**	2,566,194
Metropolitan West Total Return Bond M	Mutual Fund	**	2,214,024
JPMorgan Diversified Sel	Mutual Fund	**	1,664,713
Lord Abbett Developing Growth A	Mutual Fund	**	1,585,549
Federated Clover Small Value A	Mutual Fund	**	1,377,211
Crane Common Stock	Company Stock	**	1,269,076
Virtus Emerging Market Opportunities A	Mutual Fund	**	1,148,497
Templeton Global Bond Fund	Mutual Fund	**	933,617
Notes receivable—participants*	Interest rates 4.25% to 9.25%; maturing dates vary through 2024	**	701,128

			$56,653,376

*Represents a party-in-interest investment allowable under ERISA regulations.

**Cost omitted for participant-directed investments

See accompanying report of independent registered public accounting firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

HUTTIG BUILDING PRODUCTS, INC. SAVINGS AND PROFIT SHARING PLAN

HUTTIG BUILDING PRODUCTS, INC. (Plan Administrator)

Date: June 13, 2016	By:	/s/ Oscar A. Martinez
	Name:	Oscar A. Martinez
	Title:	Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of BKD, LLP, independent registered public accounting firm.